Brian London

+1.215.963.5886

brian.london@morganlewis.com

December 16, 2025

FILED AS EDGAR CORRESPONDENCE

Ashley Vroman-Lee, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. Vroman-Lee:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 319, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 323, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Mango Growth ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

Fees and Expenses

1.	Comment. If the Fund is expected to incur acquired fund fees and expenses (“AFFE”) or any distribution fees and expenses under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1 fees”), please disclose those fees in the fee table, if applicable.

Response. The Fund is expected to incur an estimated 0.02% of AFFE in the current fiscal year and the Fund is not expected to incur any Rule 12b-1 fees in the current fiscal year. Accordingly, the fee table and example numbers have been updated to reflect the estimated AFFE.

Principal Risks

2.	Comment. Please include a risk for growth investing, since “growth” is part of the Fund’s main investment strategy and the Fund has “growth” in its name.

Ashley Vroman-Lee, Esq.

December 16, 2025

Response. The prospectus currently includes a description of the risk of growth investing under “Investment Style Risk” in the “Principal Risks” and “More Information about Risk” sections. The Fund has updated the name of the risk in each section to “Growth Investment Style Risk” in response to this Comment.

Portfolio Managers

3.	Comment. Please disclose which of the portfolio managers are jointly and primarily responsible for making the day-to-day investment decisions for the Fund.

Response. The Fund has made the requested revision.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London

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